CODA OCTOPUS GROUP, INC.

3300 S Hiawassee Rd., Suite 104-105

Orlando, Florida 32835

March 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coda Octopus Group, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-294438

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Coda Octopus Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 A.M. (Eastern Time) on March 30, 2026, or as soon thereafter as possible on such date.

We request that we be notified of such effectiveness by a telephone call to Louis A. Brilleman (212) 537-5852, and we request that such effectiveness also be confirmed in writing.

Very truly yours,

Coda Octopus Group, Inc.

By:	/s/ Annmarie Gayle
Name:	Annmarie Gayle
Title:	Chief Executive Officer